

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2012

Via E-mail
Maria Fernandes
President/Treasurer/Secretary
Lisboa Leisure, Inc.
H 16/B, Adsulim
Benaulim, Goa, India 403716

> **Re: Lisboa Leisure, Inc.**
> **Amendment No. 4 Registration Statement on Form S-1**
> **Filed March 9, 2012**
> **File No. 333-168337**

Dear Ms. Fernandes:

We have received your response to our comment letter dated March 2, 2012 and have the following additional comments.

General

1. We note your response to our prior comment 1. Please tell us when your charter has been reinstated by the Nevada Secretary of State. Please confirm you will not seek effectiveness of the registration statement until your charter has been reinstated by the Nevada secretary of state or, alternatively, please revise your filing to disclose that your charter has been revoked and provide us with an analysis as to the securities law implications of offering stock in a company that is currently not a valid corporation under state law and specifically address the ability of counsel to opine that the shares are validly issued. Please also file an updated legal opinion before seeking effectiveness of the registration statement.

Summary, page 3

The Company, page 3

2. We note your disclosure in the fifth paragraph of this section that you have enough funds on hand to construct a beach shack if you obtain a permit. Please revise this disclosure or advise given your cash on hand as of March 9, 2012 is $3,540 and you estimate a cost of $9,000 to construct a beach shack.

You may contact Aamira Chaudhry at (202) 551-3389 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor